[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6063
thomaspeeney@paulhastings.com

November 6, 2009	71770.00003

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     TDX Independence Funds, Inc.

Ladies and Gentlemen:

On behalf of our client, TDX Independence Funds, Inc. (the “Company”), and pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, and Rule 20a-1 under the Investment Company Act of 1940, as amended, we transmit herewith for filing the Company’s preliminary proxy statement and form of proxy in connection with the Special Meetings of Shareholders (the “Special Meetings”) of each series of the Company to be held on or about December 18, 2009.

The purpose of the Special Meetings is to approve a new Sub-Advisory Agreement between XShares Advisors LLC and TDAM USA Inc.

It is anticipated that the proxy materials will be sent to shareholders on or about November 16, 2009.

Please contact the undersigned at the number above with any comments or questions.

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

TDP